UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ENABLE MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

292480100

(CUSIP Number)

December 31, 2014

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292480100	Schedule 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS Bronco Midstream Infrastructure, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 43,585,926(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 43,585,926 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,585,926 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%(2)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 43,585,926 common units representing limited partner interests (“Common Units”), or 20.3% of the outstanding Common Units, and no subordinated units representing limited partner interests (“Subordinated Units”), in the Issuer held directly by Bronco Midstream Infrastructure, LLC. See Item 4 for a description of the ownership relationship between the Reporting Persons.
(2)	Based upon 214,355,023 Common Units and 207,855,430 Subordinated Units outstanding as of October 17, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 4, 2014. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP No. 292480100	Schedule 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS Enogex Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 47,777,730(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 47,777,730(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,777,730(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3%(2)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Includes 43,585,926 common units representing limited partner interests (“Common Units”) held by Bronco Midstream Infrastructure, LLC, an indirect wholly owned subsidiary of Enogex Holdings LLC (“Enogex”). The Common Units held by Enogex represent 22.3% of the outstanding Common Units. Enogex does not own any subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. See Item 4 for a description of the ownership relationship between the Reporting Persons.
(2)	Based upon 214,355,023 Common Units and 207,855,430 Subordinated Units outstanding as of October 17, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 4, 2014. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP: 292480100	Schedule 13G

1	NAMES OF REPORTING PERSONS ArcLight Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 47,777,730(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 47,777,730(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,777,730(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3%(2)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 47,777,730 common units representing limited partner interests (“Common Units”), or 22.3% of the outstanding Common Units, and no subordinated units representing limited partner interests (“Subordinated Units”), in the Issuer held directly by Bronco Midstream Infrastructure, LLC and Enogex Holdings LLC. ArcLight Capital Partners, LLC, through various investment funds, has indirect voting and investment control over the securities reported herein. See Item 4 for a description of the ownership relationship between the Reporting Persons.
(2)	Based upon 214,355,023 Common Units and 207,855,430 Subordinated Units outstanding as of October 17, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 4, 2014. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP: 292480100	Schedule 13G

1	NAMES OF REPORTING PERSONS ArcLight Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 47,777,730(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 47,777,730(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,777,730(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3%(2)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 47,777,730 common units representing limited partner interests (“Common Units”), or 22.3% of the outstanding Common Units, and no subordinated units representing limited partner interests (“Subordinated Units”), in the Issuer held directly by Bronco Midstream Infrastructure, LLC and Enogex Holdings LLC. ArcLight Capital Partners, LLC, through various investment funds, has indirect voting and investment control over the securities reported herein. See Item 4 for a description of the ownership relationship between the Reporting Persons.
(2)	Based upon 214,355,023 Common Units and 207,855,430 Subordinated Units outstanding as of October 17, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 4, 2014. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP: 292480100	Schedule 13G

1	NAMES OF REPORTING PERSONS ArcLight Energy Partners Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 47,777,730(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 47,777,730(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,777,730(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Represents 47,777,730 common units representing limited partner interests (“Common Units”), or 22.3% of the outstanding Common Units, and no subordinated units representing limited partner interests (“Subordinated Units”), in the Issuer held directly by Bronco Midstream Infrastructure, LLC and Enogex Holdings LLC. ArcLight Capital Partners, LLC, through various investment funds (including ArcLight Energy Partners Fund V, L.P.), has indirect voting and investment control over the securities reported herein. See Item 4 for a description of the ownership relationship between the Reporting Persons.
(2)	Based upon 214,355,023 Common Units and 207,855,430 Subordinated Units outstanding as of October 17, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 4, 2014. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP: 292480100	Schedule 13G

1	NAMES OF REPORTING PERSONS ArcLight Energy Partners Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 47,777,730(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 47,777,730(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,777,730(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Represents 47,777,730 common units representing limited partner interests (“Common Units”), or 22.3% of the outstanding Common Units, and no subordinated units representing limited partner interests (“Subordinated Units”), in the Issuer held directly by Bronco Midstream Infrastructure, LLC and Enogex Holdings LLC. ArcLight Capital Partners, LLC, through various investment funds (including ArcLight Energy Partners Fund IV, L.P.), has indirect voting and investment control over the securities reported herein. See Item 4 for a description of the ownership relationship between the Reporting Persons.
(2)	Based upon 214,355,023 Common Units and 207,855,430 Subordinated Units outstanding as of October 17, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 4, 2014. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP: 292480100	Schedule 13G

1	NAMES OF REPORTING PERSONS Bronco Midstream Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 47,777,730(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 47,777,730(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,777,730(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Represents 47,777,730 common units representing limited partner interests (“Common Units”), or 22.3% of the outstanding Common Units, and no subordinated units representing limited partner interests (“Subordinated Units”), in the Issuer held directly by Bronco Midstream Infrastructure, LLC and Enogex Holdings LLC. ArcLight Capital Partners, LLC, through various investment funds (including Bronco Midstream Partners, L.P.), has indirect voting and investment control over the securities reported herein. See Item 4 for a description of the ownership relationship between the Reporting Persons.
(2)	Based upon 214,355,023 Common Units and 207,855,430 Subordinated Units outstanding as of October 17, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 4, 2014. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP: 292480100	Schedule 13G

1	NAMES OF REPORTING PERSONS Daniel R. Revers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 47,777,730(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 47,777,730(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,777,730(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Represents 47,777,730 common units representing limited partner interests (“Common Units”), or 22.3% of the outstanding Common Units, and no subordinated units representing limited partner interests (“Subordinated Units”), in the Issuer held directly by Bronco Midstream Infrastructure, LLC and Enogex Holdings LLC. ArcLight Capital Partners, LLC has ultimate voting and investment control over the securities reported herein. Due to certain voting rights granted to Mr. Revers as a member of ArcLight Capital Partners’ investment committee, Mr. Revers may be deemed to indirectly beneficially own the units attributable to ArcLight Capital Partners, but disclaims any such ownership except to the extent of his pecuniary interest therein. See Item 4 for a description of the ownership relationship between the Reporting Persons.
(2)	Based upon 214,355,023 Common Units and 207,855,430 Subordinated Units outstanding as of October 17, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 4, 2014. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP: 292480100	Schedule 13G

ITEM 1.	(a)	Name of Issuer:

Enable Midstream Partners, LP (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

One Leadership Square
211 North Robinson Avenue
Suite 950
Oklahoma City, Oklahoma 73102

ITEM 2.	(a)	Name of Person Filing:

Bronco Midstream Infrastructure, LLC
Enogex Holdings LLC
ArcLight Capital Partners, LLC
ArcLight Capital Holdings, LLC
ArcLight Energy Partners Fund IV LP
ArcLight Energy Partners Fund V, L.P.
Bronco Midstream Partners, L.P.
Daniel R. Revers

	(b)	Address or Principal Business Office:

Principal business office of all persons filing:

200 Clarendon Street
55th Floor
Boston, MA 02117

	(c)	Citizenship:

		Bronco Midstream Infrastructure, LLC	Delaware
		Enogex Holdings LLC	Delaware
		ArcLight Capital Partners, LLC	Delaware
		ArcLight Capital Holdings, LLC	Delaware
		ArcLight Energy Partners Fund IV LP	Delaware
		ArcLight Energy Partners Fund V, L.P.	Delaware
		Bronco Midstream Partners, L.P.	Delaware
		Daniel R. Revers	United States

	(d)	Title of Class of Securities:

Common units representing limited partner interests (“Common Units”)

	(e)	CUSIP Number:

292480100

ITEM 3.
Not applicable.

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP: 292480100	Schedule 13G

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Units and subordinated units representing limited partner interests (“Subordinated Units”) of the Issuer as of December 31, 2014, based upon 214,355,023 Common Units and 207,855,430 Subordinated Units outstanding as of October 17, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 4, 2014. The Reporting Persons do not hold any Subordinated Units of the Issuer. The Reporting Persons have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities listed below.

Reporting Person	Number of Common Units	Percentage of Common Units	Total Beneficially Owned (2)(3)(4)	Percentage (As Converted) (2)
Bronco Midstream Infrastructure, LLC(1)	43,585,926	20.3%	43,585,926	10.3%
Enogex Holdings LLC	47,777,730	22.3%	47,777,730	11.3%
ArcLight Capital Partners, LLC	47,777,730	22.3%	47,777,730	11.3%
ArcLight Capital Holdings, LLC	47,777,730	22.3%	47,777,730	11.3%
ArcLight Energy Partners Fund IV LP	47,777,730	22.3%	47,777,730	11.3%
ArcLight Energy Partners Fund V, L.P.	47,777,730	22.3%	47,777,730	11.3%
Bronco Midstream Partners, L.P.	47,777,730	22.3%	47,777,730	11.3%
Daniel R. Revers	47,777,730	22.3%	47,777,730	11.3%

(1)	Represents 43,585,926 Common Units, or 20.3% of the outstanding Common Units, and no Subordinated Units in the Issuer held directly by Bronco Midstream Infrastructure, LLC, an entity that is indirectly owned and controlled by funds of ArcLight Capital Partners, LLC.
(2)	Represents 47,777,730 Common Units, or 22.3% of the outstanding Common Units, and no Subordinated Units in the Issuer held directly by Bronco Midstream Infrastructure, LLC and Enogex Holdings LLC, entities that are indirectly owned and controlled by funds of ArcLight Capital Partners, LLC.
(3)	The Subordinated Units may be converted into Common Units on a one-for-one basis after the expiration of the subordination period (as described in the Issuer’s Second Amended and Restated Agreement of Limited Partnership).
(4)	The Common Units are held directly by Bronco Midstream Infrastructure LLC (“Bronco”) and Enogex Holdings LLC (“Enogex”). ArcLight Capital Partners, LLC (“ArcLight Capital Partners”) is the investment advisor for, and ArcLight Capital Holdings, LLC (“ArcLight Holdings”) is the managing member of the general partner of each of ArcLight Energy Partners Fund V, L.P., ArcLight Energy Partners Fund IV, L.P. and Bronco Midstream Partners, L.P. Bronco is an indirect wholly owned subsidiary of Enogex. ArcLight Capital Partners has ultimate voting and investment control over the securities held by Enogex and Bronco and thus may be deemed to indirectly beneficially own such securities. Due to certain voting rights granted to Mr. Revers as a member of ArcLight Capital Partners’ investment committee, Mr. Revers may be deemed to indirectly beneficially own the units attributable to ArcLight Capital Partners, but disclaims any such ownership except to the extent of his pecuniary interest therein.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP: 292480100	Schedule 13G

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

CUSIP: 292480100	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

ARCLIGHT CAPITAL PARTNERS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Managing Partner

ARCLIGHT CAPITAL HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Managing Partner

ARCLIGHT ENERGY PARTNERS FUND IV LP

	By:	ArcLight PEF GP IV, LLC
	Its:	General Partner

		By:	ArcLight Capital Holdings, LLC
		Its:	Manager

			By:	/s/ Daniel R. Revers
			Name:	Daniel R. Revers
			Title:	Managing Partner

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

	By:	ArcLight PEF GP V, LLC
	Its:	General Partner

		By:	ArcLight Capital Holdings, LLC
		Its:	Manager

			By:	/s/ Daniel R. Revers
			Name:	Daniel R. Revers
			Title:	Managing Partner

BRONCO MIDSTREAM INFRASTRUCTURE, LLC

		By:	/s/ Daniel R. Revers
		Name:	Daniel R. Revers
		Title:	President

ENOGEX HOLDINGS, LLC

		By:	/s/ Daniel R. Revers
		Name:	Daniel R. Revers
		Title:	President

BRONCO MIDSTREAM PARTNERS, L.P.

	By:	Bronco Partners GP, LLC
	Its:	General Partner

		By:	/s/ Daniel R. Revers
		Name:	Daniel R. Revers
		Title:	President

/s/ Daniel R. Revers
Daniel R. Revers

CUSIP: 292480100	Schedule 13G

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 17, 2015

ARCLIGHT CAPITAL PARTNERS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Managing Partner

ARCLIGHT CAPITAL HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Managing Partner

ARCLIGHT ENERGY PARTNERS FUND IV LP

	By:	ArcLight PEF GP IV, LLC
	Its:	General Partner

		By:	ArcLight Capital Holdings, LLC
		Its:	Manager

			By:	/s/ Daniel R. Revers
			Name:	Daniel R. Revers
			Title:	Managing Partner

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

	By:	ArcLight PEF GP V, LLC
	Its:	General Partner

		By:	ArcLight Capital Holdings, LLC
		Its:	Manager

			By:	/s/ Daniel R. Revers
			Name:	Daniel R. Revers
			Title:	Managing Partner

BRONCO MIDSTREAM INFRASTRUCTURE, LLC

		By:	/s/ Daniel R. Revers
		Name:	Daniel R. Revers
		Title:	President

CUSIP: 292480100	Schedule 13G

ENOGEX HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	President

BRONCO MIDSTREAM PARTNERS, L.P.

By:	Bronco Partners GP, LLC
Its:	General Partner

	By:	/s/ Daniel R. Revers
	Name:	Daniel R. Revers
	Title:	President

/s/ Daniel R. Revers
Daniel R. Revers